# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: My Size, Inc., CIK 0001211805
CUSIP: 62844N505
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4 HANEGEV ST,, POB 1026,, AIRPORT CITY, Israel (L3), 7010000
Date of event which requires filing of this statement: 10/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002160843

## Reporting persons
- Eckinger Stephen Arthur: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 41,500; shared voting power 0; sole dispositive power 41,500; shared dispositive power 0; aggregate amount beneficially owned 41,500 (4.73% of the class)

## Item 1. Issuer
Name of issuer: My Size, Inc.
Address of issuer's principal executive offices:
4 HANEGEV ST,, POB 1026,, AIRPORT CITY, ISRAEL
7010000

## Item 2. Person Filing
Name of person filing: Eckinger Stephen Arthur
Address of principal business office or, if none, residence:
8324 TURQUOISE AVENUE NE
CANTON, Ohio
44721
Citizenship: Eckinger Stephen Arthur - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: On October 13, 2026, the Reporting Person acquired 69,600 shares of common stock, representing approximately 7.93% of the 878,036 shares outstanding. On the same date, the Reporting Person disposed of 28,100 shares, reducing beneficial ownership to 41,500 shares, representing approximately 4.73% of the outstanding common stock. The Reporting Person's beneficial ownership did not exceed 5% at the close of trading on October 13, 2026.
Percent of class: 4.73
Sole power to vote or to direct the vote: Eckinger Stephen Arthur - 41,500
Shared power to vote or to direct the vote: Eckinger Stephen Arthur - 0
Sole power to dispose or to direct the disposition: Eckinger Stephen Arthur - 41,500
Shared power to dispose or to direct the disposition: Eckinger Stephen Arthur - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Eckinger Stephen Arthur: /s/ Stephen Eckinger, Stephen Eckinger, Self (10/20/2026)